Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179659

Prospectus

UNIFIED GROCERS, INC.

  53,000 Class A Shares

  90,000 Class B Shares

250,000 Class E Shares

Unified Grocers, Inc.

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

•    Offering of Class A and Class B Shares to existing and prospective members for cash and deferred payment.

•    Offering of Class B and Class E Shares to members as patronage dividends from time to time.

•    Shares can be acquired by members in accordance with Unified’s share purchase requirements.

•    There is no established public trading market for Unified’s shares, and none is expected to develop. Unified’s ability to redeem shares is restricted. All redemptions are at the sole discretion of the Board.

•    The price of Class A and Class B Shares is the exchange value per share at the close of the last fiscal year end prior to the issuance of such Class A and Class B Shares. As of October 1, 2011, the exchange value per share was $312.31 for both Class A and Class B Shares.

•    The price of Class E Shares is $100 per share.

•    The total proceeds of shares purchased are received by Unified. There are no commissions or discounts.

Unified is a retailer-owned, grocery wholesale cooperative. Unified’s shareholders, which we refer to as members, are current or former customers of Unified. Unified’s customers include both members and non-members. Each member is required to own a number of Class A and Class B Shares as may be established by Unified’s Board of Directors. A member may choose to acquire the Class B Shares over time, in which case a member is typically required to make a subordinated cash deposit with Unified equal to the full amount of its Class B Share ownership requirement. The requirement for the subordinated cash deposit is eliminated once a member holds sufficient Class B Shares to satisfy its Class B Share ownership requirement. Class B and Class E Shares may be issued to members as patronage dividends.

Acquiring shares in Unified involves risks. See “Risk Factors” beginning on page 6 for a discussion of factors you should consider before acquiring our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

The date of this prospectus is April 20, 2012

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and the documents incorporated by reference are complete and accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about us that is not included in this prospectus. This information is available without charge upon written or oral request. See “WHERE YOU CAN FIND MORE INFORMATION.”

PROSPECTUS SUMMARY

This summary highlights information and matters described more fully elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should read this summary in connection with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “RISK FACTORS.” You should carefully read each document incorporated by reference in this prospectus. See “INCORPORATION BY REFERENCE.” The description of the rights and obligations of members generally in this prospectus is qualified in its entirety by the terms of the particular membership agreements entered into by each member; the forms of these agreements have changed from time to time.

The terms “Unified,” “the Company,” “we,” “us,” or “our” refer to Unified Grocers, Inc. and, unless otherwise indicated, its consolidated subsidiaries.

Business

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. We sell a wide variety of products typically found in supermarkets through the Cooperative and Dairy Divisions of Unified, our specialty food subsidiary (Market Centre) and our international sales subsidiary (Unified International, Inc.). We report all product sales and results from certain of our support services to customers, including promotional planning, retail technology, equipment purchasing and real estate services, in our Wholesale Distribution segment. We also provide insurance and financing services to our customers through separate subsidiaries, the results of which are reported in our Insurance segment and All Other business activities, respectively. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions: Southern California, Northern California and the Pacific Northwest.

Our customers include our owners (“Members”) and non-owners (“Non-Members”). We do business primarily with those customers that have been accepted as Members. Our Members operate supermarket companies that range in size from single store operators to regional supermarket chains. Store sizes range from neighborhood stores of less than 10,000 square feet to large box format stores of over 80,000 square feet. Members are required to meet specific requirements, which include ownership of our capital shares and may include required cash deposits. Customers who purchase less than $1 million annually from us would not generally be considered for membership, while customers who purchase over $3 million annually are typically required to become Members. See “PROSPECTUS SUMMARY—Member Requirements.” In addition, each Member must meet purchase requirements that may be modified at the discretion of the Company’s Board of Directors (the “Board”).

We distribute the earnings from patronage activities conducted by us, excluding our subsidiaries, with our Members (“Patronage Business”), in the form of patronage dividends. The Board approves the payment of patronage dividends and the form of such payment for our three patronage-earning divisions: the Cooperative Division, the Southern California Dairy Division and the Pacific Northwest Dairy Division. An entity that does not meet Member purchase requirements may conduct business with us as a Non-Member customer. We may also grant an entity that meets our Member purchase requirements the ability to conduct business with us as a Non-Member customer. We retain the earnings from our subsidiaries and from business conducted with Non-Members (collectively, “Non-Patronage Business”). See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Class B Shares” and “—Patronage Dividends.”

Unified is a California corporation organized in 1922 and incorporated in 1925. Our principal executive offices are located at 5200 Sheila Street, Commerce, California 90040, and our telephone number is (323) 264-5200. In September 1999, we completed a merger (the “Merger”) with United Grocers, Inc. (“United”), a grocery cooperative headquartered in Milwaukie, Oregon. In connection with the Merger, we changed our name from Certified Grocers of California, Ltd. to Unified Western Grocers, Inc. In October 2007, we purchased certain assets and assumed certain liabilities of Associated Grocers, Incorporated (“AG”) and its subsidiaries (the “Seattle Operations”), a retailer-owned grocery cooperative headquartered in Seattle, Washington (the “Acquisition”). As part of an initiative to strengthen our corporate brand and image in the marketplace, in fiscal 2007, we began to do business as “Unified Grocers” for nearly all purposes, and effected a legal name change on February 20, 2008.

Financial Condition and Results of Operations

The documents filed with the Securities and Exchange Commission and incorporated herein by reference contain information regarding the Company’s recent operating results and current financial condition. See “INCORPORATION BY REFERENCE.”

Eligibility to Hold Shares

Generally, only Members may acquire Class A, Class B or Class E Shares. Membership in Unified is limited to persons meeting the eligibility requirements established from time to time by our Board. As of February 22, 2012, all of the outstanding Class A, Class B and Class E Shares were held by current or former Members, except for one Class B Share held by a Non-Member. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Eligibility to Hold Shares.”

Member Requirements

Our Members are both owners and customers of our company. A Member must (1) own 350 Class A Shares and a number of Class B Shares based upon the amount of such Member’s average weekly purchases of product from us, or as otherwise specified by the Board; (2) be of approved financial standing; (3) be engaged in selling grocery and related products at retail or wholesale; (4) purchase products from us in amounts and in a manner that is established by the Board; (5) make application in such form as is prescribed by us; and (6) be accepted as a Member by Board action.

Our Members are typically required to satisfy a minimum purchase requirement of $1 million in annual purchases from us. This requirement may be modified from time to time by the Board, having been most recently changed in April 2008. Exceptions to the minimum purchase requirements may be granted by the Board.

A customer that does not meet the requirements to be a Member, or does not desire to become a Member, may conduct business with us as a Non-Member. However, any customer that purchases more than $3 million of product from us annually is typically required to be a Member.

Exchange of Shares

Our Class A and Class B Shares are issued by us to our Members, and repurchased by us from our Members, a process we refer to as the exchange of shares, in accordance with our share purchase requirements and at a price (the “Exchange Value Per Share”) based on a formula approved by the Board. The Exchange Value Per Share, as currently calculated, is equal to Book Value (as defined below) divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year, excluding shares tendered for redemption. “Book Value” is computed based on (1) the fiscal year end balance of Class A and Class B Shares, excluding the redemption value of unredeemed shares tendered for redemption, plus (2) retained earnings, excluding non-allocated retained earnings. The exclusion of non-allocated retained earnings is at the sole discretion of the Board, based on shareholder authorization at our annual meeting on February 23, 2010, to allow us to retain a portion of our annual earnings from our Non-Patronage Business and not allocate those earnings to the Exchange Value Per Share.

The Exchange Value Per Share does not necessarily reflect the amount for which our net assets could be sold. In addition, the Board has the discretion to change the method of computing the Exchange Value Per Share at any time at its sole discretion, including reallocating non-allocated retained earnings back into the Exchange Value Per Share. In the event of the sale or liquidation of the Company, the non-allocated retained earnings will be allocated to the redemption price of Class A and Class B Shares.

THE BOARD MAY CHANGE THE METHOD OF COMPUTING THE EXCHANGE VALUE PER SHARE AT ITS SOLE DISCRETION.

Our Class E Shares are exchanged with our Members at a fixed stated value of $100 per share.

Class A Share Requirement

Our Bylaws, which may be changed by the Board at its discretion, require that each Member own 350 Class A Shares. The Board may accept an affiliate of a Member without such affiliate holding any Class A Shares where the owners of the affiliate are the same, or sufficiently the same, as those of the Member, and the Member already holds the required number of Class A Shares.

Class B Share Requirement

Our Bylaws require that each Member own such amount of Class B Shares as may be established by the Board. Our Board currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except that as to meat and produce purchases the requirement is approximately one times the Member’s average weekly purchases from the Cooperative Division (the “Class B Share Requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. For purposes of determining whether a Member holds Class B Shares having an issuance value satisfying the Class B Share Requirement, the issuance value of each Class B Share held by the Member is deemed to be the Exchange Value Per Share in effect at the close of the fiscal year end prior to the issuance of such Class B Share.

The Class B Share Requirement is determined twice a year, at the end of our second and fourth fiscal quarters, based on a Member’s purchases from the Cooperative Division during the preceding four quarters. If at the end of our second fiscal quarter, after giving effect to the value of Class B Shares estimated to be issued as part of the next Cooperative Division patronage dividend, a Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, we will typically require the Member to make a subordinated deposit (a “Required Deposit”) which may, at our option, be paid over a 26-week period. If at the end of our fourth fiscal quarter, after accounting for the issuance of Class B Shares as part of the Cooperative Division patronage dividend distribution declared for such fiscal year after the first year as a Member, a Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in an amount sufficient to satisfy the requirement. The additional Class B Shares may be paid for by our charging the Member’s deposit fund in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member, which may be paid over a 26-week period. The Board may increase or otherwise change the Class B Share Requirement at its discretion.

New Members typically must satisfy their Class B Share Requirement in one of two ways: (1) the purchase of Class B Shares at the time of their admission as a Member such that the required amount is held at that time; or (2) the acquisition of Class B Shares over a five-year period commencing at the start of our first fiscal year after the Member’s admission, at the rate of 20% of the required amount per fiscal year, such that by the start of our sixth full fiscal year after the Member’s admission, the required amount is held.

A reduced investment option in lieu of the standard Class B Share Requirement (“SBI”) described above is available if certain qualifications are met. A Member may apply for a reduced Class B Share Requirement (“RBI”), which requires the Member to pay for its purchases electronically on the statement due date and demonstrate credit worthiness.

Issuance of Class E Shares to Members

We issued Class E Shares as a portion of the Cooperative Division patronage dividends in fiscal years 2003 through 2009, and may issue them as a portion of the Cooperative Division patronage dividends in future periods, as determined annually at the discretion of the Board. The Class E Shares have a stated value of $100 per share and, unless required by law, are non-voting equity securities.

Patronage Dividends

Patronage dividends for the Cooperative Division are calculated annually and distributed to Members following each fiscal year in proportion to the qualified patronage sales during such fiscal year. The following describes the manner of distribution of such Cooperative Division patronage dividends for the past three fiscal years:

•	For fiscal 2011 and 2010, the entire patronage dividend was distributed in cash.

•	For fiscal 2009, the patronage dividend was distributed as follows:

•	The first 30% of the patronage dividend was distributed in Class E Shares; and

•	The remaining 70% of the patronage dividend was distributed as a combination of cash and Class B Shares as follows:

•	The first 20% of this portion of the dividend was distributed in cash; and

•

The remaining amount was distributed in Class B Shares to the extent of any deficiency in the Member meeting its Class B Share Requirement, with any remainder deposited in cash to the Member’s deposit fund.

Patronage dividends for our Dairy Divisions are calculated quarterly and have been historically distributed to Members in cash on a quarterly basis in proportion to the qualified patronage sales of the division during the quarter.

Non-Transferability

Other than a transfer to Unified, none of the Class A, Class B or Class E Shares or Required Deposits may be transferred or assigned without the consent of Unified, which will normally be withheld except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

Redemption

Class A, Class B and Class E Shares may be repurchased by Unified, subject to certain limitations. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption.”

ALL REDEMPTIONS ARE AT THE SOLE DISCRETION OF THE BOARD.

Pledge of Shares

We require our Members to pledge to us, as collateral, all Class A, Class B and Class E Shares, all other shares and securities issued from time to time to Members by us, all deposits and deposit accounts with us and all distributions thereon and products and proceeds thereof to secure their obligations to us. Such security is also pledged to us to secure the prohibition against the transfer of their collateral and to secure our rights to repurchase any of our shares held by them. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with us, we are under no obligation to return any collateral pledged to us, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, us.

We do not permit a Member to offset or recoup any obligations owing to us or otherwise refuse to pay any amounts owed to us. However, we retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that we have the right to offset and recoup any obligations owed by a Member to us. The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption, to receive notice of purchase or of repurchase and redemption, to receive the proceeds therefrom, to do all acts necessary or advisable to perfect our security interests, to do any act the Member is obligated to do, to file in the Member’s name any financing statement and to endorse and transfer collateral upon foreclosure. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Pledge of Class A, Class B and Class E Shares; Offset and Recoupment” and “DESCRIPTION OF CAPITAL STOCK—Shares Pledged As Security; Offset and Recoupment.”

RISK FACTORS

An investment in our Class A, Class B and Class E Shares involves significant risks. You should carefully consider the risks, uncertainties and other factors described below, along with the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks described below are those that we believe are the material risks related to an investment in the Class A, Class B or Class E Shares or to our business. If any of these risks were to occur, our business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material. If this occurs, you could lose all or part of your investment.

Risks Related to Class A, Class B and Class E Shares

You may not be able to transfer your shares.

You must have our permission to transfer your ownership of Class A, Class B or Class E Shares to someone other than Unified. We will normally not grant our consent, except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

There will be no market for your shares.

There is no established public trading market for the Class A, Class B or Class E Shares, and we do not expect there to be an established public trading market for the shares in the future. In order to liquidate shares, a Member will be dependent on our ability to redeem the shares or its being able to sell the shares to a successor retailer in connection with the sale of such Member’s business.

Your Class A, Class B and Class E Shares are subject to risk of loss.

Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or tendered for redemption. Class E Shares are purchased and sold at a value of $100 per share. If you sell shares at a price that is less than the price at which you purchased the shares, you may lose all or a portion of your investment in the Class A, Class B or Class E Shares. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Exchange Value Per Share.”

If the Board decides in any year to retain a portion of our earnings from the Non-Patronage Business, and not to allocate those earnings to the Exchange Value Per Share, the redemption price of Class A and Class B Shares that are repurchased in future years will be reduced.

Absence of Restrictions on Use of Non-Allocated Retained Earnings.

There are no restrictions on our use of non-allocated retained earnings. We currently intend to use any non-allocated equity for the same general purposes as we use our retained earnings, including to support the growth of our business, other than the payment of the redemption price of Class A and Class B Shares.

Your shares and deposits will be pledged as security; you waive your right to offset or recoupment.

We require each Member to pledge, as collateral, all Class A, Class B and Class E Shares, all other shares and securities issued from time to time to the Member by us, all deposits and deposit accounts with us and all distributions thereon and products and proceeds thereof to secure its obligations to us. Such security is also pledged to us to secure the prohibition against their transfer and to secure our rights to repurchase the shares.

Even if you pay all amounts that are due, we may not return any of the pledged collateral, or any proceeds thereof, to you upon termination of membership if we determine that you owe to us any amounts which have not become due and may never become due, or any of your future performance obligations to us remain unperformed. We do not permit a Member to offset or recoup any obligations owing to us or otherwise refuse to pay any amounts owed to us. However, we retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that we have the right to offset and recoup any obligations owed by the Member to us. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Pledge of Class A, Class B and Class E Shares; Offset and Recoupment” and “DESCRIPTION OF CAPITAL STOCK—Shares Pledged As Security; Offset and Recoupment.”

You may be personally liable to Unified.

In most circumstances, individual owners and affiliates of Members are required to guarantee the obligations of such Members.

Unified may be prohibited from redeeming Class A, Class B and Class E Shares.

As a California corporation, the Company is subject to the restrictions imposed by the California General Corporation Law (“CGCL”). Section 501 of the CGCL prohibits any distribution that would likely result in a corporation being unable to meet its liabilities as they mature. In addition, Section 500 of the CGCL prohibits any distribution to shareholders for the purchase or redemption of shares unless the board has determined in good faith that either (a) the amount of retained earnings immediately prior thereto equals or exceeds the sum of (i) the amount of the proposed distribution plus (ii) any preferential dividend arrears that must be paid in respect of any other class of shares prior to the proposed distribution, or (b) immediately after the proposed distribution, the value of the corporation’s assets would equal or exceed the sum of (i) its liabilities plus (ii) the preferential rights of other classes of shares that would be required to be paid upon dissolution to holders of such shares prior to any distribution to the class of shares as to which the proposed distribution is being made. While we have generally maintained sufficient retained earnings for each fiscal year to accomplish our share repurchase program, there can be no assurance in the future that we will be able to redeem all shares tendered to us given the restrictions of the CGCL. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption” and “DESCRIPTION OF CAPITAL STOCK—Restrictions on Redemption.”

You may have to return payments, distributions, deposit refunds or shares that you receive.

If Unified makes any payment or distribution (in any form, whether in cash, shares or otherwise), including without limitation dividends and redemption or repurchase payments, on account of its shares (any such payment or distribution being referred to in this paragraph as a “Distribution”), such Distribution could be deemed to be a fraudulent transfer under applicable state or federal law if made while Unified is insolvent or if Unified is rendered insolvent by such Distribution. In this context, an entity is “insolvent” if, at fair valuations, the sum of its debts is greater than all of its property, and is also presumed to be insolvent if it is generally not paying its debts as they become due. The term “debts” in this context is broadly defined and includes any liability on any claim, whether or not reduced to judgment, and whether matured or unmatured, liquidated or unliquidated, fixed or contingent, disputed or undisputed, legal or equitable, secured or unsecured. In this context, “debts” may include contingent or other liabilities that would not be reflected on, and “fair valuations” may be different than the amounts of assets and liabilities that would be reflected on, a balance sheet prepared in accordance with generally accepted accounting principles. Alternatively, a Distribution may constitute a fraudulent transfer if Unified is left with remaining property that is an unreasonably small amount of capital or that is an unreasonably small amount in relation to any business or transaction in which Unified is then engaged or about to engage, or if Unified intended to incur or believed it would incur debts beyond its ability to pay as they became due. Any Distribution, or any payment or return of all or any portion of a Member’s deposit (referred to in this paragraph as a “Deposit Return”), may also constitute a fraudulent transfer if made by Unified with actual intent to hinder, delay or defraud any of its creditors. If any Distribution or Deposit Return is determined to be a fraudulent transfer, the Member that receives or is credited with such Distribution or Deposit Return may be forced to return or otherwise repay the same (or the value thereof) to Unified, creditors of Unified, or a trustee or receiver for or assignee for the benefit of creditors of Unified. In addition, a Member may be subject to state or federal preference laws if the Member receives or is credited with any Distribution, Deposit Return or other payment or transfer of property from Unified within 90 days (or one year if the Member is an “insider” of Unified as defined in such preference laws) of the filing of a petition by or against Unified under any chapter of the federal Bankruptcy Code or the making by Unified of an assignment for the benefit of creditors. Pursuant to these preference laws, the Member could be required to return or otherwise repay the same (or the value thereof) to Unified or a trustee for or assignee for the benefit of creditors of Unified. In addition, regardless of whether any of the foregoing circumstances apply, any Distributions or issuance of Unified shares (whether by purchase or as a Distribution) of which Unified retains possession as collateral security might be set aside or recovered (together with any proceeds thereof) or the value thereof recovered from the Member, by Unified, creditors of Unified, or a trustee or receiver for or assignee for the benefit of creditors of Unified, under Section 3440 of the California Civil Code, regardless of whether the Distributions or shares are or are not subsequently released to or applied against obligations of the Member.

Unified may not be able or willing to redeem your shares in the future.

Our Articles of Incorporation and Bylaws currently provide that we have the right to repurchase any Class A, Class B or Class E Shares held by a former Member, and any Class B Shares in excess of the Class B Share Requirement held by a current Member, whether or not the shares have been tendered for repurchase. The repurchase of Class A, Class B or Class E Shares is solely at the discretion of the Board.

Pursuant to our redemption policy, Class E Shares will not be eligible for repurchase for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. The Class E Shares, when redeemed, will be redeemed at stated value, subject to any applicable law, regulation or court order.

ALL REDEMPTIONS ARE AT THE SOLE DISCRETION OF THE BOARD.

Subject to the Board’s determination and approval to redeem shares, any repurchase of shares will be on the terms, and subject to the limitations and restrictions, if any set forth in:

•	The CGCL;

•	Our Articles of Incorporation and Bylaws;

•	Our redemption policy; and

•	Any credit agreements to which we are a party.

There is no assurance that our financial condition will enable us to legally redeem shares tendered for redemption. Even if redemption is permitted by legal requirements, it is possible under our redemption policy that a Member’s Class B Shares will not be fully, or even partially, redeemed in the year in which they are tendered for redemption. With limited exceptions, our redemption policy only permits us to redeem, in each fiscal year, Class B Shares in an amount up to the “five percent limit” as described in the redemption policy. In connection with the closing of fiscal 2011, we redeemed 10,658 Class B Shares, leaving 57,561 Class B Shares that have been tendered for redemption but not yet redeemed. The Board has the right to amend our redemption policy at any time, including, but not limited to, changing the order in which repurchases will be made or suspending or further limiting the number of shares repurchased, except as otherwise may be expressly provided in our Articles of Incorporation. In addition, our primary credit agreements prohibit redemptions of Class A, Class B and Class E Shares if and while we are in breach or default under the credit agreements. As of December 31, 2011, we were in compliance with our financial covenants. As described in our share redemption policy, redemptions may be effected by payments to Members or credits to the Members’ accounts. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption.”

Each method used to meet the Class B Share Requirement has its own tax consequences.

Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share Requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

Risks Related to Our Business

The markets in which we operate are highly competitive; characterized by high volume and low profit margins, customer incentives (including pricing, variety, and delivery) and industry consolidation.

The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of our sales are made at low margins. As a result, our profit levels may be negatively impacted if we are forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations.

We may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have continued to gain increased market share.

These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are our customers. The market share of such alternative format stores may grow in the future, potentially resulting in a loss of sales volume for us. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of our Class A and Class B Shares to decrease.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume, including the potential concentration of credit risk.

Our operating results are highly dependent upon maintaining or growing our distribution volume to our customers. Our largest customer, Smart & Final, Inc., a Non-Member customer, and our ten largest Member and Non-Member customers (including Smart & Final, Inc.) constituted approximately 12% and 45%, respectively, of our total net sales for the thirteen weeks ended December 31, 2011. A significant loss in membership or volume could adversely affect our operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

In addition, we are exposed to concentrations of credit risk related primarily to trade receivables, notes receivable and lease guarantees for certain Members. Our ten customers with the largest accounts receivable balances accounted for approximately 38% and 37% of total accounts receivable as of December 31, 2011 and October 1, 2011, respectively. These concentrations of credit risk may be affected by changes in economic or other conditions affecting the western United States, particularly Arizona, California, Nevada, Oregon and Washington. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses. Further, obligations of Members to the Company, including lease guarantees, are generally supported by our right of offset, upon default, against the Members’ cash deposits and shareholdings, as well as personal guarantees and reimbursement and indemnification agreements. Nevertheless, we could still suffer losses as a result of our concentrated credit risk in the event of a significant adverse change in economic or other conditions.

We may experience reduced sales if Members purchase directly from manufacturers.

Increased industry competitive pressure is causing some of our Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. Our operating results could be adversely affected if a significant reduction in distribution volume occurred in the future as a result of such a shift to direct purchases by our customers.

We are vulnerable to changes in general economic conditions.

We are affected by certain economic factors that are beyond our control, including changes in the overall economic environment. In recent periods, we have experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk and the cost of packaged goods purchased from other manufacturers. An inflationary economic period could impact our operating expenses in a variety of areas, including, but not limited to, employee wages and benefits, workers’ compensation insurance and energy and fuel costs. A portion of the risk related to employee wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of our debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. We operate in a highly competitive marketplace and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent we are unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of our Class A and Class B Shares may decrease.

Changes in the economic environment could adversely affect our customers’ ability to meet certain obligations to us or leave us exposed for obligations we have guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. We establish reserves for notes receivable, trade receivables and lease commitments for which the customer may be at risk for default. Under certain circumstances, we would be required to foreclose on assets provided as collateral or assume payments for leased locations for which we have guaranteed payment. Although we believe our reserves to be adequate, our operating results could be adversely affected in the event that actual losses exceed available reserves.

We may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of our investment, and hence the Exchange Value Per Share of our Class A and Class B Shares. We do not currently hold any equity investments in our Members.

The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. As a result, consumers may be more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery and non-food items, all of which may affect our financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, our business, results of operations and financial condition may be adversely affected.

Litigation could lead to unexpected losses.

During the normal course of carrying out our business, we may become involved in litigation. In the event that management determines that the likelihood of an adverse judgment in a pending litigation is probable and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to the FASB’s Accounting Standards Codification (“ASC”) Topic 450, “Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.

We own and operate various facilities for the manufacture, warehousing and distribution of products to our customers. Accordingly, we are subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past or present spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to our facilities and the land on which our facilities are situated, regardless of whether we lease or own the facilities or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. In addition, we may be subject to pending federal and state legislation that if ultimately passed, may require us to incur costs to improve facilities and equipment to reduce emissions in order to comply with regulatory limits or to mitigate the financial consequences of a “cap and trade” regime. We are unable to predict the ultimate outcome of such legislation; however, should such legislation require us to incur significant expenditures, our business, results of operations and financial condition may be adversely affected.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that our products caused illness or injury.

The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by us. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, we maintain stringent quality standards on the products we purchase from suppliers, as well as products manufactured by us. We generally seek contractual indemnification and insurance coverage from parties supplying products to us and rigorously test our corporate brands and manufactured products to ensure our quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that our products caused illness, injury or death could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.

Our insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.

We rely primarily upon cash flow from our operations and Member investments to fund our operating activities. In the event that these sources of cash are not sufficient to meet our requirements, additional sources of cash are expected to be obtained from our credit facilities to fund our daily operating activities. Our revolving credit agreement, which expires on October 8, 2015, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While we are currently in compliance with all required covenants and expect to remain in compliance, this does not guarantee we will remain in compliance in future periods.

As of December 31, 2011, we believe we have sufficient cash flow from operations and availability under the revolving credit agreement to meet our operating needs, capital spending requirements and required debt repayments through October 8, 2015. However, if access to operating cash or to the revolving credit agreement becomes restricted, we may be compelled to seek alternate sources of cash. We cannot assure that alternate sources will provide cash on terms favorable to us. Consequently, the inability to access alternate sources of cash on terms similar to our existing agreement could adversely affect our operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.

Our non-union employees participate in a Company sponsored defined benefit pension plan and Company sponsored postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Our officers also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. We account for these benefit plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits” and ASC Topic 712, “Compensation—Nonretirement Postemployment Benefits,” which require us to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in our consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. As a result, the investment portfolio of the Unified Cash Balance Plan incurred a significant decline in fair value during fiscal 2008. While the values of the investment portfolios of our defined benefit pension plans increased during fiscal 2009 and 2010, they declined in fiscal 2011 and reflected improvement for the thirteen weeks ended December 31, 2011, as the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, and the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Authoritative accounting guidance may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares.

Authoritative accounting guidance that requires adjustments to shareholders’ equity has the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such pronouncements may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares. As such, we modified our Exchange Value Per Share calculation to exclude accumulated other comprehensive earnings (loss) from Book Value, thereby excluding the potentially volatile impact that (1) ASC Topic 715-20, “Compensation—Retirement Benefits—Defined Benefit Plans—General” and (2) changes in unrealized gains and losses, net of taxes, on available for sale investments would have on shareholders’ equity and Exchange Value Per Share. See “DETERMINATION OF OFFERING PRICES.”

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.

We have implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. We have also developed business resumption plans, which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures, and we have implemented change management procedures and quality assurance controls designed to ensure that new or upgraded business management systems operate as intended. However, there can be no assurances that any of these efforts will be adequate to prevent a system failure, accident or security breach, any of which could result in a material disruption to our business. In addition, substantial costs may be incurred to remedy the damages caused by any such disruptions.

Our success depends on our retention of our executive officers and senior management, and our ability to hire and retain additional key personnel.

Our success depends on the skills, experience and performance of our executive officers, senior management and other key personnel. The loss of service of one or more of our executive officers, senior management or other key employees could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that we can retain our key employees or that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

We depend on third parties for the supply of products and raw materials and for marketing and promotional programs.

We depend upon third parties for the supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

We participate in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to us, or to obtain adequate marketing relationships, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

Increased electricity, diesel fuel and gasoline costs could reduce our profitability.

Our operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. Our trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

A strike or work stoppage by employees could disrupt our business and/or we could face increased operating costs from higher wages or benefits we must pay our employees.

Approximately 60% of our employees are covered by collective bargaining agreements, which have various expiration dates ranging from 2012 through 2015. If we are unable to negotiate acceptable contracts with labor unions representing our unionized employees, we may be subject to a strike or work stoppage that disrupts our business and/or increased operating costs resulting from higher wages or benefits paid to union members or replacement workers. Any such outcome could have a material adverse effect on our operations and financial results.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we perform an annual evaluation of our internal controls over financial reporting. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”) became law. The Reform Act includes a provision that indefinitely exempts companies that qualify as either a non-accelerated filer or smaller reporting company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. For our fiscal 2012 and subsequent foreseeable fiscal years, we expect to be exempt from such requirement. Although we believe our internal controls are operating effectively, we cannot guarantee that we will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

A loss of our cooperative tax status could increase tax liability.

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage earnings with patronage dividends that are paid in cash or through qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from our Non-Member business. If we are not entitled to be taxed as a cooperative under Subchapter T, our revenues would be taxed when earned by us and the Members would be taxed when dividends are distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged our tax status, and we would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material adverse impact on us and our Members.

The requirement that Members invest in our shares and/or make Required Deposits, and the lack of liquidity with respect to such investments and Required Deposits, may make attracting new Members difficult and may cause existing Members to withdraw from membership.

Members are required to meet specific requirements, which include ownership of our capital shares and may include required cash deposits. These investments by Members are a principal source of our capital, and for the thirteen weeks ended December 31, 2011, approximately 81% of our net sales were to Members. We compete with other wholesale suppliers who are not structured as cooperatives and therefore have no investment requirements for customers. Our requirements to purchase shares or maintain cash deposits may become an obstacle to retaining existing business and attracting new business.

Our Bylaws give the Board complete discretion with respect to the redemption of shares held by terminated Members and excess shares held by Members. Our redemption policy currently provides that the number of Class B Shares that we may redeem in any fiscal year is limited to no more than 5% of the outstanding Class B Shares (after patronage dividends payable in Class B Shares). In connection with the closing of fiscal 2011, we redeemed 10,658 Class B Shares, leaving 57,561 Class B Shares that have been tendered for redemption but not yet redeemed. Furthermore, required cash deposits are contractually subordinated and subject to the prior payment in full of our senior indebtedness. These limitations on our obligation to redeem capital shares or repay the cash deposits of Members may cause Members to withdraw from membership or potential Members to not become Members.

Severe weather, natural disasters and adverse climate changes may adversely affect our financial condition and results of operations.

Severe weather conditions, such as hurricanes or tornadoes, or natural disasters, such as earthquakes or fires, in areas in which we have distribution facilities, in which customers’ stores are located or from which we obtain products may adversely affect our results of operations. Such conditions may cause physical damage to our properties, closure of one or more of our distribution facilities, closure of customers’ stores, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to our distribution centers or customer stores or a reduction in the availability of products we offer. In addition, adverse climate conditions and adverse weather patterns, such as droughts and floods, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Our business resumption plans may not be effective in a timely manner and a significant disruption to our business could occur in the event of a natural disaster, terrorism or war. In addition, while we carry insurance to cover business interruption and damage to buildings and equipment, some of the insurance carries high deductibles. Any of these factors may disrupt our business and adversely affect our financial condition and results of operations.

FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors discussed under “RISK FACTORS,” and the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” in the Annual Report on Form 10-K. All forward-looking statements attributable to us are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the Securities and Exchange Commission.

USE OF PROCEEDS

Proceeds from the sale of Class A and Class B Shares to new and existing Members will be used for general corporate purposes, including, but not limited to, working capital needs and to provide for the repayment to Members and Non-Members of their cash deposits, subject to the limitations described elsewhere in this prospectus. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Required Deposits.” In addition, cash retained by us by virtue of the issuance of Class B and Class E Shares as part of patronage dividends issued to Members will be used for such general corporate purposes. We will not maintain a segregated account or sinking fund to repay deposits. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES—Class B Shares—Other Matters Relating to Issuance of Class B Shares” and “—Class E Shares.” We do not have a specific plan for the use of proceeds, as this will depend on the status of the business at the time proceeds are actually received; however, general corporate purposes, including working capital needs, will support increased expenses associated with new Members, including, but not limited to:

•	capital expenditures, including purchasing and maintaining offices, warehouses and manufacturing facilities and equipment;

•	payroll expenses;

•	other administrative expenses;

•	purchases of raw materials;

•	advertising and marketing;

•	packaging; and

•	transportation.

Specific circumstances that could lead to the proceeds being used for other purposes include the following:

•	increased or decreased cost of fuel or raw materials;

•	a reduction of indebtedness;

•	a need to increase or replace existing facilities;

•	potential acquisitions of complementary businesses; or

•	a shift to outsourcing of production.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information regarding our use of funds and factors that could affect its reallocation.

DETERMINATION OF OFFERING PRICES

There is no established public trading market for the Class A, Class B and Class E Shares. Class A and Class B Shares will be issued and redeemed at a price equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the issuance or tendering for redemption of such Class A and Class B Shares. The Exchange Value Per Share, which is based on a formula approved by the Board, is currently calculated to be equal to Book Value (as defined below) divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year, excluding shares tendered for redemption. “Book Value” is computed based on (1) the fiscal year end balance of Class A and Class B Shares, excluding the redemption value of unredeemed shares tendered for redemption, plus (2) retained earnings, excluding non-allocated retained earnings. The exclusion of non-allocated retained earnings is at the sole discretion of the Board, based on shareholder authorization at our annual meeting on February 23, 2010, to allow us to retain a portion of our annual earnings from our Non-Patronage Business and not allocate those earnings to the Exchange Value Per Share.

As of October 1, 2011, the Exchange Value Per Share was $312.31.

If the Exchange Value Per Share increases between the time of issuance and the time the shares are tendered for redemption in a later year, the Member will benefit from such appreciation. However, the Member would suffer a loss if the Exchange Value Per Share were to decline during such period. The Exchange Value Per Share could decline if we sustain net losses in any year.

Class E Shares, if issued, will be issued at a stated value of $100 per share. Pursuant to our redemption policy, Class E Shares will not be repurchased for ten years from their date of issuance unless approved by the Board or upon a sale or liquidation of the Company. The Class E Shares, when redeemed, will be redeemed at stated value, subject to any applicable law, regulation or court order.

DILUTION

Because the price at which the Class A and Class B Shares are issued and redeemed is adjusted only once each year, some dilution is probable in each transaction. If a new Member purchases Class A or Class B Shares late in a particular fiscal year, the price paid for the shares will be based on the Exchange Value Per Share for the shares up to twelve months earlier; this amount is likely to be more or less than the Exchange Value Per Share as of the purchase date. If the Exchange Value Per Share has increased, the value of the shares of existing Members will be diluted and the Exchange Value Per Share of a new Member’s shares will be higher than the purchase price. Conversely, if the Exchange Value Per Share has decreased, existing Members will receive a benefit and the Exchange Value Per Share of a new Member’s shares will be lower than the purchase price. Similarly, the shares of a Member whose membership has terminated will be redeemed at a price equal to their Exchange Value Per Share as of the end of the fiscal year last ended prior to the date the shares are tendered for redemption. If the Exchange Value Per Share has increased since the date the shares were tendered for redemption, the terminated Member would realize no benefit from that appreciation. However, if the Exchange Value Per Share has decreased since the date the shares were tendered for redemption, the redemption price for the shares would exceed the actual Exchange Value Per Share as of the date of redemption, and remaining Members would incur the dilution to their shares.

OFFERING OF CLASS A, CLASS B AND CLASS E SHARES

The Class A, Class B and Class E Shares are generally offered only to persons who from time to time may be accepted as Members. The sale of the shares offered pursuant to this prospectus will be made by us through our regular employees, who will not receive any additional remuneration in connection therewith. No sales will be made through brokers, and there are no underwriters.

The rights and obligations of an individual Member will depend upon the terms of the particular membership agreements entered into by that Member. Our forms of membership agreements have changed from time to time.

Eligibility to Hold Shares

Class A Shares may be held only by Members. The Board may approve the issuance of Class B and Class E Shares to any person and for any purpose. However, the Board does not now intend to authorize, and this offering does not include, the issuance of Class B and Class E Shares except to Members.

Customers who purchase less than $1 million annually from us would not generally be considered for membership, while customers who purchase over $3 million annually are typically required to become Members.

In addition, a person seeking to qualify for, and maintain its status as, a Member must:

•	Own a number of Class A and Class B Shares as specified by the Board;

•	Be of approved financial standing;

•	Be engaged in selling grocery and related products at retail or wholesale;

•	Purchase products from us in amounts and in a manner that is established by the Board;

•	Make application in such form as is prescribed by us; and

•	Be accepted as a Member by Board action.

Membership does not obligate us to make any sale of merchandise, provide services or extend credit.

Membership is not transferable either voluntarily or by operation of law. Membership may be terminated by written resignation of the Member or by us due to the Member’s failure to meet any requirement of membership, or due to the failure by the Member or any affiliate of the Member to timely pay or otherwise meet any obligation to us or to comply with any requirement established by us for the servicing of accounts or by the Bylaws, or on the breach by the Member or any affiliate of the Member of any representation, warranty or covenant made to us or for our benefit, or on the Member’s death or incompetency, or except as permitted by the Bylaws on any attempted transfer of membership, or on the filing by or against the Member or an affiliate of the Member of any bankruptcy petition, the application by the Member or any affiliate of the Member in or acquiescence in the appointment of or actual appointment of a receiver for the Member or any affiliate of the Member, the making of an assignment for the benefit of creditors by the Member or any affiliate of the Member, or the general inability of the Member or any affiliate of the Member to pay its debts as they become due, or the entry of any material judgment, order or decree against the Member or any affiliate of the Member, or any of our collateral security becomes subjected to any process of law, or on any transfer or encumbrance or attempted transfer or encumbrance, or we cease at any time to have a first priority perfected security interest in any of our collateral security. Termination of membership does not relieve the Member of obligations incurred prior to termination.

Class A Shares

Our Bylaws, which may be changed by the Board at its discretion, require that each Member own 350 Class A Shares. The Board may accept an affiliate of a Member without such affiliate holding any Class A Shares where the owners of the affiliate are the same, or sufficiently the same, as those of the Member, and the Member already holds the required number of Class A Shares. Affiliated Members may also be required to guaranty one another’s obligations to us. In all other respects, affiliated Members are required to comply with the same rules and requirements that apply to other Members.

The purchase price for the Class A Shares is the Exchange Value Per Share at the close of the fiscal year end prior to purchase. We have various payment plans available for the purchase of Class A Shares.

No Member may hold more than the required number of Class A Shares. However, it is possible that a Member may have an interest in another Member, or that a person may have an interest in more than one Member, and therefore have an interest in more than the required number of Class A Shares. This situation might arise, for example, if a Member owns the capital stock of another Member.

Class B Shares

Our Bylaws require that each Member own such amount of Class B Shares as may be established by the Board. The Board currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except that as to meat and produce purchases the requirement is approximately one times the Member’s average weekly purchases from the Cooperative Division (the “Class B Share Requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. For purposes of determining whether a Member holds Class B Shares having an issuance value satisfying the Class B Share Requirement, the issuance value of each Class B Share held by the Member is deemed to be the Exchange Value Per Share in effect at the close of the fiscal year end prior to the issuance of such Class B Share. A reduced investment option (“RBI”) in lieu of the standard Class B Share Requirement (“SBI”) is available if certain qualifications are met. See “Reduced Share Requirement.”

One of the ways in which Members may acquire Class B Shares is through our payment of Cooperative Division patronage dividends at the end of our fiscal year. If a Member, at the time a patronage dividend is declared, does not satisfy its Class B Share Requirement, we may issue Class B Shares to such Member as a portion of the Cooperative Division patronage dividends paid. As Class B Shares are issued as part of a Member’s patronage dividend distribution, the issuance value of such Class B Shares add to the amount of Class B Shares held by such Member for purposes of satisfying the Class B Share Requirement.

The Class B Share Requirement is determined twice a year, at the end of our second and fourth fiscal quarters, based on a Member’s purchases from the Cooperative Division during the preceding four quarters. If at the end of our second fiscal quarter, after giving effect to the value of Class B Shares estimated to be issued as part of the next Cooperative Division patronage dividend, a Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, we will typically require the Member to make a Required Deposit which may, at our option, be paid over a 26-week period. If at the end of our fourth fiscal quarter, after accounting for the issuance of Class B Shares as part of the Cooperative Division patronage dividend distribution declared for such fiscal year after the first year as a Member, a Member does not hold Class B Shares with a combined issuance value equal to the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in an amount sufficient to satisfy the requirement. The additional Class B Shares may be paid for by our charging the Member’s deposit fund in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member, which may be paid over a 26-week period. For those Members who otherwise would have been required to purchase additional Class B Shares from cash in their deposit fund at the end of fiscal 2010, the Board waived such requirement only as to fiscal 2010. The Board may increase or otherwise change the Class B Share Requirement at its discretion.

Former shareholders of United were permitted a value of $253.95 per share for the value of shares received in the Merger.

Certain Members, including former shareholders of United and AG, also may elect to satisfy their Class B Share Requirement with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions by electing to receive Class B Shares in lieu of 80% of the Cooperative Division qualified cash patronage dividends the Member otherwise would receive in the future until the Class B Share Requirement is satisfied. In order to make the election to satisfy their Class B Share Requirement solely from patronage dividend distributions, former shareholders of AG were required to enter into supply agreements with us. During the build-up of its Class B Share Requirement, such a Member is not required to provide a Required Deposit with respect to stores owned at the time of admission as a Member. Satisfaction of the Class B Share Requirement of such Members relating to new stores or growth in the sales of existing stores may not be satisfied solely from their patronage dividend distributions, but is subject to the same payment requirements that apply to other Members.

New Members typically must satisfy their Class B Share Requirement in one of two ways: (1) the purchase of Class B Shares at the time of their admission as a Member such that the required amount is held at that time; or (2) the acquisition of Class B Shares over a five-year period commencing at the start of our first fiscal year after the Member’s admission, at the rate of 20% of the required amount per fiscal year, such that by the start of our sixth full fiscal year after the Member’s admission, the required amount is held. If a new Member elects to satisfy the Class B Share Requirement through the acquisition of shares over a five-year period, it is typically required to make a Required Deposit with us for the full required amount during the five-year build-up of the Class B Share Requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period.

Required Deposits for new stores, replacement stores or growth in the sales of existing stores can be paid either in full or with a 50% down payment and the balance paid over a 26-week period.

We may make modifications to the requirements as to the timing of the purchase of Class B Shares and the timing and amount of the Required Deposit on a case-by-case basis, based on the particular circumstances of a Member.

THE BOARD MAY INCREASE OR OTHERWISE CHANGE THE CLASS B SHARE REQUIREMENT AT ITS DISCRETION.

Reduced Share Requirement

Members may apply to be on the RBI reduced investment option instead of the standard SBI investment option with respect to the Class B Share Requirement. To be on the RBI, a Member must pay for its purchases electronically on the current due date and demonstrate credit worthiness. The purpose of the RBI is to encourage Member growth by offering a reduced requirement if the qualifications are met and to provide a cap on the investment requirement at certain volume levels. For comparison, a Member on the SBI is required to hold Class B Shares with an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except that as to meat and produce purchases the requirement is approximately one times the Member’s average weekly purchases from the Cooperative Division. The RBI is based on a sliding scale such that additional purchase volume marginally reduces the requirement as a percentage of purchase volume. The sliding scale applicable to the RBI is illustrated in the following tables:

Cooperative Division, excluding Meat and Produce

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $40	1.75
$40 to $100	1.70
$100 to $200	1.65
$200 to $300	1.60
$300 to $400	1.55
$400 to $500	1.50
$500 to $1,000	1.45
$1,000 to $2,000	1.40
Over $2,000	0.00

Meat and Produce, Cooperative Division

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $100	0.90
$100 to $200	0.85
$200 to $300	0.80
$300 to $400	0.75
Over $400	0.00

Note:	Marginal RBI is the rate of investment on each layer of average weekly purchases from the Cooperative Division (“AWP”). A Member pays the corresponding marginal RBI for each incremental AWP. (Example: If AWP is $55,000 for purchases other than meat and produce, the RBI is 1.75 weeks on the first $40,000 and 1.70 weeks on the remaining $15,000.)

Members who do not apply for the RBI remain on the SBI. However, once a Member has elected the RBI option, it must notify us in writing if it wishes to change its election. Generally, changes can only be made at the time of the second quarter recalculation of the Class B Share Requirement in March.

Other Matters Relating to Issuance of Class B Shares

The Class B Share Requirement is established by the Board. The Board may, at its discretion, change this amount or otherwise require that additional Class B Shares be held by each Member, and we may issue, at any time, additional Class B Shares as a part of patronage dividends. The requirement regarding the holding of Class B Shares as established by the Board is subject to change by the Board, which may, at its discretion, add to, increase, decrease, limit, eliminate or otherwise change such requirement.

No Member whose membership has terminated during a given fiscal year, or whose membership has terminated following the close of a given fiscal year and prior to the Board’s approval of the patronage dividends for such fiscal year, would receive Class B Shares as a part of patronage dividends paid for such fiscal year.

Class B Shares held by a Member in excess of what has been established by the Board as the Class B Share Requirement to be held by each Member will be considered “Excess Class B Shares.”

Exchange Value Per Share

Our Class A and Class B Shares are issued by us to our Members, and repurchased by us from our Members, a process we refer to as the exchange of shares, in accordance with our share purchase requirements and at a price equal to the Exchange Value Per Share, which is based on a formula approved by the Board. The Exchange Value Per Share, as currently calculated, is equal to Book Value (as defined below) divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year, excluding shares tendered for redemption. “Book Value” is computed based on (1) the fiscal year end balance of Class A and Class B Shares, excluding the redemption value of unredeemed shares tendered for redemption, plus (2) retained earnings, excluding non-allocated retained earnings. The exclusion of non-allocated retained earnings is at the sole discretion of the Board, based on shareholder authorization at our annual meeting on February 23, 2010, to allow us to retain a portion of our annual earnings from our Non-Patronage Business and not allocate those earnings to the Exchange Value Per Share. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption.”

As of October 1, 2011, the Exchange Value Per Share was $312.31 for both the Class A and Class B Shares.

The Exchange Value Per Share does not necessarily reflect the amount for which our net assets could be sold. In addition, the Board has the discretion to change the method of computing the Exchange Value Per Share at any time in its sole discretion, including reallocating non-allocated retained earnings back into the Exchange Value Per Share. In the event of the sale or liquidation of the Company, the non-allocated retained earnings will be allocated to the redemption price of Class A and Class B Shares.

THE BOARD MAY CHANGE THE METHOD OF COMPUTING THE EXCHANGE VALUE PER SHARE AT ITS SOLE DISCRETION.

Patronage Dividends

We distribute patronage dividends to our Members based upon our patronage earnings during a fiscal year. Non-Member customers are not entitled to receive patronage dividends. The Board approves the payment of dividends and the form of such payment for our three patronage-earning divisions: the Cooperative Division, the Southern California Dairy Division and the Pacific Northwest Dairy Division. We track the volume of qualifying patronage sales in each of these patronage-earning divisions on an individual Member basis to determine each such Member’s share of such patronage dividends. Patronage dividends for each patronage-earning division are paid solely to Members who purchase products from such division.

•

Cooperative Division. Patronage earnings attributable to the Cooperative Division are derived from all patronage activities of Unified, other than the Southern California and Pacific Northwest Dairy Divisions discussed below, regardless of geographic location. Patronage dividends for this division are paid based on the qualified patronage purchases of the following types of products: dry grocery, deli, health and beauty care, tobacco, general merchandise, frozen food, ice cream, meat, produce and bakery.

•

Southern California Dairy Division. Patronage earnings attributable to the Southern California Dairy Division are generated primarily from sales of products manufactured at a milk, water and juice bottling plant located in Los Angeles, California.

•

Pacific Northwest Dairy Division. Patronage earnings attributable to the Pacific Northwest Dairy Division are generated from sales of dairy products manufactured by third party suppliers located in Oregon and Washington.

Total patronage earnings are based on the combined results of the Cooperative Division, Southern California Dairy Division and the Pacific Northwest Dairy Division. In the event of a loss in one division, the Board will make an equitable decision with respect to the treatment of the loss.

Patronage dividends for the Cooperative Division are calculated annually and distributed to Members following each fiscal year in proportion to the qualified patronage sales during such fiscal year. The following describes the manner of distribution of such Cooperative Division patronage dividends for the past three fiscal years:

•	For fiscal 2011 and 2010, the entire patronage dividend was distributed in cash.

•	For fiscal 2009, the patronage dividend was distributed as follows:

•	The first 30% of the patronage dividend was distributed in Class E Shares through a non-qualified written notice of allocation; and

•	The remaining 70% of the patronage dividend was qualified and distributed as a combination of cash and Class B Shares as follows:

•	The first 20% of this portion of the dividend was distributed in cash; and

•

The remaining amount was distributed in Class B Shares through a qualified written notice of allocation to the extent of any deficiency in the Member meeting its Class B Share Requirement, with any remainder deposited in cash to the Member’s deposit fund.

Patronage dividends for our dairy divisions are calculated quarterly and have been historically distributed to Members in cash on a quarterly basis in proportion to the qualified patronage sales during the quarter.

Our Bylaws provide that patronage dividends may be distributed in cash or in any other form that constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Section 1388 defines the term “written notice of allocation” to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, that discloses to the recipient the stated dollar amount allocated to the recipient by Unified and the portion thereof, if any, which constitutes a patronage dividend. Written notices of allocation may be in the form of qualified written notices of allocation or nonqualified written notices of allocation. To constitute a qualified written notice of allocation, a patronage dividend must be paid at least 20% in cash and the balance in a form which constitutes a written notice of allocation and which the recipient has agreed to take into income for tax purposes in the year of receipt. If at least 20% of the patronage dividend is not paid in cash, the entire amount of the distribution not paid in cash, whether in the form of stock or in the form of a debt instrument, constitutes a nonqualified written notice of allocation.

Members are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified written notices of allocation, including Class E Shares and the Exchange Value Per Share of the Class B Shares distributed to them as part of the qualified written notices of allocation. Class B Shares distributed as part of the qualified written notices of allocation are also subject to state income and corporation franchise taxes in California and may be subject to these taxes in other states. The Member does not include a nonqualified written notice of allocation, whether in Class B or Class E Shares, as taxable income in the year of receipt and the Company is not entitled to an income tax deduction in the year of issuance. When the nonqualified written notice of allocation is redeemed for cash or property, the Member will have ordinary taxable income and the Company will have an income tax deduction for the amount of the redemption. The Board will determine whether patronage dividends will be paid in the form of qualified written notices of allocation or nonqualified written notices of allocation. For fiscal 2011, the Company distributed 100% of the patronage dividend in cash as a qualified dividend, the same as was done for fiscal 2010. For fiscal 2009, 2008, 2007 and 2006, the Company issued, for the Cooperative Division, qualified and nonqualified written notices of allocation in the form of Class B Shares and Class E Shares, respectively. Patronage dividends in connection with the dairy divisions were paid in cash.

Members are urged to consult their tax advisors with respect to the applicability of U.S. federal income, state or local tax rules on the ownership and disposition of Class A, Class B and Class E Shares with respect to their own tax status.

Pledge of Class A, Class B and Class E Shares; Offset and Recoupment

We require our Members to pledge, as collateral, all Class A, Class B and Class E Shares, all other shares and securities issued from time to time to the Members by us, all deposits and deposit accounts with us and all distributions thereon and products and proceeds thereof to secure their obligations to us. Such security is also pledged to us to secure the prohibition against the transfer of their collateral and to secure our rights to repurchase any of our shares held by them. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with us, we are under no obligation to return any collateral pledged to us, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, us. We do not permit a Member to offset or recoup any obligations owing to us or otherwise refuse to pay any amounts owed to us. However, we retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that we have the right to offset and recoup any obligations owed by a Member to us.

The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption, to receive notice of purchase or of repurchase and redemption, to receive the proceeds therefrom, to do all acts necessary or advisable to perfect our security interest, to do any act the Member is obligated to do, to file in the Member’s name any financing statement and to endorse and transfer collateral upon foreclosure. Any breach by a Member or its affiliate of the Bylaws, or any covenant or agreement with us, or any rules or regulations established by us, and the termination of a Member’s membership, among other events set forth in the Member’s pledge agreement with us, constitute an event of default under such pledge agreement.

Customer Deposits

Each of our customers may be required to maintain a deposit fund with us, which may include one or both of the following:

•

Required Deposit. Members who do not satisfy the Class B Share Requirement solely from their holdings of Class B Shares are generally required to make a Required Deposit with us. See “—Capital Shares—Classes of Shares—Class B Shares.”

•	Credit Deposit. Member and Non-Member customers may be required to provide us a Credit Deposit in order to purchase products on credit terms established by us. “Credit Deposit” means any non-subordinated deposit that is required to be maintained by a Member or Non-Member customer in accordance with levels established by our credit office from time to time in excess of the amount of the Required Deposit set by the Board.

We do not pay interest on Required Deposits or Credit Deposits; however, interest is paid at the prime rate for deposits in excess of a Member’s Required Deposit.

At any given time, our required cash deposits may be less than otherwise would be required (referred to as a “Deposit Fund Deficiency”) as a result of Members who do not maintain sufficient Required Deposits to meet the Class B Share Requirement. Deposit Fund Deficiencies typically occur when Members have been approved to build deposits in their deposit fund over time or in cases where their Required Deposits are waived. The Member Deposit Fund Deficiency was approximately $3.6 million and $1.5 million as of December 31, 2011 and October 1, 2011, respectively, consisting of approximately $3.2 million and $1.1 million, respectively, due to Members that were approved to build deposit fund requirements over time and approximately $0.4 million and $0.4 million, respectively, due to former United members that elected to assign at least 80% of the Cooperative Division qualified cash patronage dividends to fulfill deposit fund requirements.

Required Deposits of Members are contractually subordinated and subject to the prior payment in full of certain of our senior indebtedness. As a condition of becoming a Member, each Member is required to execute a subordination agreement providing for the subordination of the Member’s Required Deposits. Generally, the subordination is such that no payment can be made by us with respect to the Required Deposits in the event of an uncured default by us with respect to our senior indebtedness, or in the event of our dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full.

Repayment of deposit accounts is not currently limited by the covenants in our loan agreements. Amounts in the deposit accounts which are in excess of the Required Deposit are not subject to the subordination provisions. A Member may have cash in its deposit account that exceeds the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, if (a) the Member’s purchases, during the period when the Required Deposit amount is determined, have declined from the previous measuring period, or (b) the Member has received cash patronage dividends, which are deposited into the Members’ deposit accounts, or (c) a portion of the Required Deposit is classified as an excess deposit following the issuance of Class B Shares as part of a patronage dividend distribution. Upon request, we will return to a Member the amount of the cash deposit that is in excess of the aggregate of (i) the Required Deposit plus (ii) any required Credit Deposit, provided that the Member is not in default of any of its obligations to us. In any event, if membership status is terminated, upon request, we will return to the Member all deposits less any amounts owed to us; provided, however, that we are under no obligation to return any collateral pledged to us, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, us. In all cases, a return of that portion of the Member’s cash deposits that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. We do not permit a Member to offset any obligations owing to us against the Required Deposit.

Class E Shares

We issued Class E Shares as a portion of the Cooperative Division patronage dividends in fiscal years 2003 through 2009, and may issue them as a portion of the Cooperative Division patronage dividends in future periods, as determined annually at the discretion of the Board. The Class E Shares have a stated value of $100 per share and, unless required by law, are non-voting equity securities. Ordinary dividends on Class E Shares may be declared and may be payable in unique circumstances solely at the discretion of the Board. Class E Shares are transferable only with our consent, which will normally be withheld except in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business. Class E Shares become eligible for redemption ten years after their date of issuance. Our redemption policy provides that Class E Shares will not be repurchased for at least ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. The Class E Shares, when redeemed, will be redeemed at stated value, subject to any applicable law, regulation or court order.

DESCRIPTION OF CAPITAL STOCK

Our capital structure consists of four classes of shares, Class A, Class B, Class C and Class E Shares. The rights, preferences, privileges and restrictions of the Class A and Class B Shares are the same, except with respect to voting and redemption. The Class C Shares are non-voting director qualifying shares held, one share each, by certain of our directors. The Class C Shares have no rights as to dividends or other distributions, and share in liquidation at their stated value of $10 per share. Class E Shares may be issued to Members as patronage dividends.

Dividend Rights

It is our policy not to pay ordinary cash dividends on the Class A, Class B and Class C Shares. Ordinary dividends may be paid on Class E Shares at the discretion of the Board.

Voting Rights

Holders of Class A Shares are entitled to vote such shares cumulatively for the election of 80%, rounded up to the nearest whole number, of the authorized number of directors. That is, each holder of Class A Shares may give one candidate a number of votes equal to the number of directors to be elected by the holders of Class A Shares multiplied by the number of the shareholder’s Class A Shares or the shareholder may distribute such votes among as many candidates as the shareholder sees fit. Holders of Class B Shares are entitled to vote such shares cumulatively for the election of the remaining authorized number of directors, and otherwise have no voting rights except as may be required by California law. California law extends to non-voting shares the right to vote upon certain matters, such as amendments to the articles of incorporation, that would affect the rights of non-voting shares, and certain reorganizations in which other securities are to be issued in exchange for the non-voting shares. In addition, California law extends voting rights on certain matters, such as voluntary dissolution, to those shares having the power to vote for directors. The percentage of voting power of a class of shares is based on the percentage of the directors it may elect. Thus, in those situations in which California law extends voting rights based on the percentage of directors a class may elect, the Class A Shares would have 80% of the voting power, and the Class B Shares would have 20% of the voting power.

Since the holders of the Class A Shares are only entitled to elect 80%, rounded up to the nearest whole number, of the authorized number of directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors. Likewise, since the holders of the Class B Shares are only entitled to elect the remaining directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors.

All but six directors must be either a Member, a partner of a partnership that is a Member, a member of a limited liability company that is a Member, or an employee of a corporation, partnership or limited liability company that is a Member.

Except as required by California law, the Class C and Class E Shares have no voting rights.

Liquidation Rights

In the event of any liquidation or winding up of the affairs of Unified, whether voluntary or involuntary, our net assets would be distributed among the holders of Class A and Class B Shares proportionately in accordance with their shareholdings. The Class C Shares would share in liquidation at a value not to exceed $10 per share. The Class E Shares would share in liquidation at a value not to exceed $100 per share.

Non-Transferability

Other than a transfer to us, none of the Class A, Class B or Class E Shares may be transferred or assigned without our consent, which will normally be withheld except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

Shares Pledged As Security; Offset and Recoupment

Class A, Class B and Class E Shares and all other shares and securities issued from time to time by us to Members may be maintained by us in book-entry or certificated form in our treasury system. Such shares and securities, and all distributions thereon and products and proceeds thereof are pledged to us to secure the prohibition against their transfer, to secure our rights to repurchase the shares and as security for the payment of any and all indebtedness and obligations of the Member to us. Upon issuance of shares in book-entry form, written notice will be provided of the restrictions and limitations on transfer and of our right to deduct any amounts owed by the Member to us, from any payments that might otherwise be due from us to the Member for shares being repurchased or redeemed. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with us, we are under no obligation to return any collateral pledged to us, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, us. We do not permit a Member to offset or recoup any obligations owing to us or otherwise refuse to pay any amounts owed to us. However, we retain all rights of offset and recoupment and furthermore, the 2008 form of pledge agreement provides that we have the right to offset and recoup any obligations owed by a Member to us.

The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption, to receive notice of purchase or of repurchase and redemption, to receive the proceeds therefrom, to do all acts necessary or advisable to perfect our security interest, to do any act the Member is obligated to do, to file in the Member’s name any financing statement and to endorse and transfer collateral upon foreclosure. Any breach by a Member or its affiliate of the Bylaws, or any covenant or agreement with us, or any rules or regulations established by us, and the termination of a Member’s membership, among other events set forth in the Member’s pledge agreement with us, constitute an event of default under such pledge agreement.

Default Rights and Remedies

If a Member or affiliate of a Member defaults on any obligation to us, or if any other default described in the pledge agreement occurs, we will have all rights and remedies under, among other things, the Uniform Commercial Code, including the right to have, among other things, all amounts payable in respect of the Class A, Class B and Class E Shares and any deposits paid directly to us and the right to sell such shares at private sale. Upon termination of membership of a Member or any affiliate of a Member, or default by a Member or any affiliate of a Member of any agreement with us, we are under no obligation to return any collateral pledged to us, or any proceeds thereof, so long as there are any matured or unmatured, contingent or unliquidated amounts owed by the Member to, or obligations that remain to be performed by the Member for the benefit of, us.

Share Redemption

Our Articles of Incorporation and Bylaws provide that the Board has the absolute discretion to repurchase, or not repurchase, any Class A, Class B or Class E Shares of any outgoing Member regardless of when the membership is terminated, and any Excess Class B Shares held by a current Member, whether or not the shares have been tendered for repurchase and regardless of when the shares were tendered. The Board considers the redemption of eligible Class A Shares at each Board meeting. All other shares eligible for redemption are considered by the Board on an annual basis, usually in December. Class E Shares will only be redeemed upon approval of the Board or upon sale or liquidation of the Company. The Class E Shares, when redeemed, will be redeemed at stated value.

Excess Class B Shares may be redeemed at the sole discretion of the Board. If the Member tendering the shares for repurchase is current on all obligations owing to us, and no grounds exist for termination of membership, such redemption may be effected by paying cash to the Member or crediting the redemption price to the Member’s account. The redemption price for such shares shall be the same as would be provided on a termination of membership as of the date the shares were tendered for redemption. If the Member tendering the shares for repurchase is not current on all obligations owing to us, and no grounds exist for termination of membership, we may redeem such Excess Class B Shares and apply the proceeds against all amounts owing to us.

The right to deduct any amounts owing to us against the total redemption price for shares is solely at our option. Shareholders may not offset or recoup any obligations to us or otherwise refuse to pay any amounts owed to us.

Subject to the Board’s determination and approval to redeem shares, any repurchase of shares will be on the terms, and subject to the limitations and restrictions, if any, if any set forth in the following:

•	The California General Corporation Law;

•	Our Articles of Incorporation and Bylaws;

•	Our redemption policy; and

•	Any credit agreements to which we are a party.

California General Corporation Law

We are subject to the restrictions imposed by the California General Corporation Law (the “CGCL”). Section 501 of the CGCL prohibits any distribution that would be likely to result in a corporation being unable to meet its liabilities as they mature. In addition, Section 500 of the CGCL prohibits any distribution to shareholders for the purchase or redemption of shares unless the board has determined in good faith that either (a) the amount of retained earnings immediately prior thereto equals or exceeds the sum of (i) the amount of the proposed distribution plus (ii) any preferential dividend arrears that must be paid in respect of any other class of shares prior to the proposed distribution, or (b) immediately after the proposed distribution, the value of the corporation’s assets would equal or exceed the sum of (i) its liabilities plus (ii) the preferential rights of other classes of shares that would be required to be paid upon dissolution to holders of such shares prior to any distribution to the class of shares as to which the proposed distribution is being made. While we have generally maintained sufficient retained earnings for each fiscal year to accomplish our share repurchase program, there can be assurance in the future that we will be able to redeem all shares tendered to us given the restrictions of the CGCL.

Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain restrictions on the redemption of our shares. In addition, our Bylaws contain our redemption policy (see below). The Board has the right to amend the redemption policy in our Bylaws at any time, including, but not limited to, changing the order in which repurchases will be made or suspending or further limiting the number of shares repurchased, except as otherwise may be expressly provided in the Articles of Incorporation.

Redemption Policy

The Board has the discretion to modify our redemption policy from time to time. All redemptions occur solely at the discretion of the Board. Our redemption policy currently provides as follows:

(a) Class A Shares eligible for redemption by reason of termination of membership will be redeemed in the order in which memberships terminate, and will be redeemed prior to the redemption of any Class B Shares or Class E Shares which have not yet been redeemed, but are eligible for redemption either by reason of termination of membership or as Excess Class B Shares or Class E Shares tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

(b) Subject to the exceptions noted above, the aggregate number of Class B Shares that we will redeem in any fiscal year will be limited to no more than 5% of the sum of (i) the number of Class B Shares outstanding at the close of the preceding fiscal year end; and (ii) the number of Class B Shares issuable as a part of the patronage dividend distribution for the preceding fiscal year, referred to as the “five percent limit.”

(c) Subject to the limitation above with respect to the Class B Shares held by terminated Members, in any fiscal year, we may redeem, up to the five percent limit, Class B Shares which were eligible for redemption in a prior year, either by reason of termination of membership in a prior year or which were Excess Class B Shares tendered for redemption in a prior year, but which have not yet been redeemed, provided that if the five percent limit would preclude redemption of all such shares, then such shares will be redeemed pro rata. In the event that the five percent limit would permit the redemption of all such shares and would permit the redemption of other Class B Shares as well, then, subject to the five percent limit, Unified may redeem other Class B Shares eligible for redemption by reason of termination of membership or which are Excess Class B Shares tendered for redemption, in the order in which memberships terminate or shares are tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

(d) The redemption of shares may be accomplished by paying to the Member or crediting to the Member’s account the redemption price. In making such payment or credit for the redemption of shares, we shall have the right to deduct any amounts owing by the Member to us. Such payment or credit for the redemption of shares will be made within 120 days after such shares have become eligible for redemption, either by reason of termination of membership or tender in the case of Excess Class B Shares and Class E Shares, and are otherwise entitled to be redeemed in accordance with legal limitations and as provided in paragraphs (a), (b) and (c) above. In no event will interest be payable on the redemption price for any delay in paying or crediting the redemption price.

(e) Without regard to each year’s five percent limit or any other provision of paragraphs (a), (b) and (c) above, the Board will have the absolute discretion to redeem Excess Class B Shares or to redeem Class A, Class B or Class E Shares of any outgoing Member regardless of when the membership terminated or the Class B Shares were tendered. The Board will also have the right to elect to redeem Excess Class B Shares or Class E Shares even though such redemption has not been requested and without regard to the five percent limit or any other provision of the redemption policy.

(f) The Board will have the absolute discretion, without regard to the five percent limit or any other provision of the redemption policy, to authorize us to agree with any shareholder to purchase Class B Shares or Class E Shares held by such shareholder and to make such purchase and payment for such shares in such manner as may be agreed upon, subject only to corporate law requirements.

(g) Subject to the limitations above, (i) Class A and Class B Shares held by a shareholder that is no longer a qualified or active Member may be redeemed at the Exchange Value Per Share at the close of the last fiscal year end prior to termination of Member status, (ii) with respect to terminations prior to September 30, 2000, the repurchase price would be the Exchange Value Per Share at the fiscal year end prior to the effective date of the merger with United Grocers, Inc., (iii) Class B Shares of terminated Members would not be redeemed until after September 28, 2002 and (iv) after September 28, 2002, Unified may repurchase Excess Class B Shares tendered for redemption at the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are tendered for repurchase.

ALL REDEMPTIONS ARE AT THE SOLE DISCRETION OF THE BOARD.

Credit Agreements

We are a party to credit agreements which provide that during any period where we are in breach of, or an event of default has occurred under, such credit agreements, we will be prohibited from redeeming Class A, Class B and Class E Shares. We are not currently in default under any of our credit agreements, but cannot assure you that we may not be in default under any such agreements in the future.

LEGAL MATTERS

The validity of the Class A, Class B and Class E Shares has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended October 1, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Unified makes available, free of charge, through its website (http://www.unifiedgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. All reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC are available on the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following documents filed by Unified with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended October 1, 2011 filed on December 9, 2011;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 filed on February 13, 2012;

•	Definitive Proxy Statement on Schedule 14A dated January 9, 2012, relating to our annual meeting of shareholders held on February 22, 2012;

•	Current Report on Form 8-K filed on February 27, 2012; and

•	Current Report on Form 8-K/A filed on April 12, 2012.

Copies of these filings are available free of charge by writing to Unified Grocers, Inc., attention Corporate Secretary, 5200 Sheila Street, Commerce, CA 90040 or by telephoning us at (323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.